amendment

FOR PUBLIC RELEASE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

17006111

Estimated average burden hours per response......12.00

ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 ~~III~~ A PART III

SEC FILE NUMBER
8-34464

Mail Processing Section FEB 08 2017 Washington DC 406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 9/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpine Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Exchange Place
(No. and Street)

Salt Lake City	Utah	84111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cazier (801) 320-1326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – if individual, state last, first, middle name)

50 West Broadway, Suite 600	Salt Lake City	Utah	84101
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 FEB -8 PM 2:10 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB

OATH OR AFFIRMATION

I, David Cazier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JANA M TEW
NOTARY PUBLIC - STATE OF UTAH
My Comm. Exp. 12/16/2018
Commission # 682675

Signature

CFO

Title

exp 12/16/18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpine Securities Corporation

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

For the Year Ended September 30, 2016

With

INDEPENDENT REGISTERED AUDITORS' REPORT THEREON

Table of Contents

Haynie &
Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Alpine Securities Corporation

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2016, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Alpine Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and computation of net capital reserve has been subjected to audit procedures performed in conjunction with the audit of Alpine Securities Corporation's financial statements. The supplemental information is the responsibility of Alpine Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and computation of net capital reserve is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company
Haynie & Company
Salt Lake City, Utah
January 19, 2017

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2016

Assets				
Current Assets				
Cash			$	2,512,233
Cash segregated under Federal and other regulations				678,282
Deposits with clearing organizations				567,500
Legal Retainers				115,627
Receivables:				
Customers	$	207,444		
Broker/dealers		553,628		
Clearing Organizations		1,857		
Employees		1,955		764,884
Securities purchased not sold, less allowance for Securities losses of $ 16,922				18,697
Total Current Assets				4,657,223
DTCC Common Stock, at cost				694,081
Property and Equipment, at cost, less accumulated Depreciation of $ 243,320				203,984
Total Assets			**$**	**5,555,288**
Liabilities and Stockholder's Equity & Current Liabilities				
Payable to customers			$	323,061
Payable to broker/dealers				20,628
Payable to correspondents				629,742
Payable to clearing organizations				7,031
Accounts payable and accrued expenses				976,599
Salaries and commissions payable				227,633
Total current liabilities				2,184,694
Long-term Liabilities				
Correspondent deposits				225,000
Accrued Lease Payments				226,050
Total Liabilities			**$**	**2,635,744**
Stockholder's Equity				
Common stock, $0.50 par value; 200,000 shares authorized, 175,602 shares issued and outstanding; 2,247 shares of treasury stock			$	88,925
Additional paid-in capital				1,870,783
Retained Earnings				959,836
Total Stockholder's Equity				**2,919,544**
Total Liabilities and Stockholder's Equity			**$**	**5,555,288**

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
September 30, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984, as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers through out the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents and charges a transaction fees.

Significant Accounting Policies

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less at the date of acquisition are classified as cash and cash equivalents. Cash equivalents consist primarily of highly liquid investments in time deposits held in banks.

Participant's Segregated Cash. Alpine Securities receives cash from Participants for the exclusive benefit of the Participant's customers in compliance with SEC rule 15c3-3 (customer protection).

Accounts Receivable. Accounts receivable are stated at cost, net of allowance. The Company establishes an allowance for doubtful accounts for accounts receivable to ensure the Company has not overstated receivable balances due to uncollectibility. The Company determines the need for an allowance based on a variety of factors, including the length of time receivables are past due, macroeconomic conditions, historical experience and the financial condition of customers, and other debtors.

Clearing Fund. Margin deposits and participant contributions are maintained within the clearing fund on the Consolidated Statements of Financial Condition due to the benefits and risk ownership being accrued to the Company. Deposits and contributions may be in the form of cash and cash equivalents and securities. These deposits may be applied to satisfy obligations of the depositing participant, other participants, or the Company as provided in the Company rules.

Cash Deposits. Deposits and contributions received in the form of cash may be invested in overnight reverse repurchase agreements, commercial paper bank sweep deposits, money market funds, direct obligations of the U.S. Government and bank deposits. Overnight Reverse repurchase agreements provide for delivery of cash in exchange for securities having a fair value, which is at least 102% of the amount of the agreements. Securities purchased under overnight reverse repurchase agreements are typically U.S. Treasury and Agency securities. Overnight reverse repurchase agreements are recorded at the contract amounts. Any interest earned on these investments is accrued and passed through to participants within interest income in the Consolidated Statements of Income and Comprehensive Income.

Other Deposits, at Fair Value. Other deposits may include US Treasury Securities, US agency-issued debt securities, and US agency residential mortgage-backed securities. Any interests earned on these investments is accrued and passed through to participants within interest income in the Consolidated Statements of Income and Comprehensive Income.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Leasehold improvements are amortized using the straight line method over their useful lives or the remaining term of the related lease, whichever is shorter. Furniture and equipment are depreciated over estimated useful lives ranging from five to seven years, using straight line methods. Building improvements are primarily amortized over 39 years using the straight line method. Depreciation expense for leasehold improvements, furniture and equipment, and building improvements is included in depreciation and amortization in the accompanying Consolidated Statements of Income and Comprehensive Income.

Revenue Recognition. Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are accrued on a trade date basis, which is the day each transaction is executed.

Income Taxes. The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

Concentration of Credit Risk. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2016, the Company's uninsured cash balances totaled $2,740,719.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Management makes estimates regarding the collectability of receivables, the outcome of litigation, the realization of deferred taxes, the recognition of uncertain tax positions, the fair value measurements, and other matters that affect the reported amounts. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could materially differ from those estimates.

Recently Issued Accounting Standards.

FASB ASC Topic 606, Revenue from Contracts with Customers. In May 2014, the FASB issued Accounting Standard Update (ASU) No. 2014-09 - Revenue from Contracts with Customers." This ASU requires an entity to recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer. The amount of revenue recognized is the amount allocated to the satisfied performance obligation. The ASU will replace most existing revenue recognition guidance in U.S. General Accepted Accounting Principles (GAAP) when it becomes effective. The new standard is effective for the Company on January 1, 2018. Early adoption is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the impact this ASU will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

Accounting Standards Update 2016-02 Leases. In February 2016, the FASB issued ASU 2016-02, "Leases" which was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are evaluating the effect the new standard will have on the financial statements.

Recently Adopted Accounting Standards.

FASB ASC Topic 740, Income Taxes. In July 2013, the FASB issued ASU No. 2013-11, requiring public and private entities to present unrecognized tax benefits as a decrease in net operating loss, similar tax loss or tax credit carry forward if certain criteria are met. The determination of whether a deferred tax asset is available is based on the unrecognized tax benefit and the deferred tax asset that exists at the reporting date and presumes disallowance of the tax position at the reporting date. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The amendments should he applied prospectively to unrecognized tax benefits that exist at the effective date. Early adoption is permitted. Alpine is evaluating the impact of this guidance on the Company's consolidated financial condition, results of operations, and cash flows upon adoption of this guidance. The adoption of this guidance did not have an impact on the financial condition, results of operations, or cash flows.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $351,068 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated weekly using a formula as defined by the rule. The required reserve at September 30, 2016 was $282,484. No additional deposit was required to be made as of September 30, 2016.

Cash of $327,214 has been segregated in a separate bank account for the purpose of returning correspondent property in the event the Company liquidates. The Company is required by the Financial Industry Regulatory Authority (FINRA) to have this reserve as part of the Company's clearing agreement with a correspondent firm. The reserve is calculated coincidental to the Company's SEC rule 15c3-3 computation using a formula as defined by FINRA. The required reserve at September 30, 2016 was $283,814.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had deposit requirements with its clearing organizations totaling $567,500 as of September 30, 2016.

NOTE 4 - FAIR VALUE MEASUREMENT

Fair Value Measurements. The guidance related to "Fair Value Measurements" included in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.

***Valuation Hierarchy*.** FASB ASC Topic 820 established a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The asset or liability's fair value measurement level with.in the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 -Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date. The Company had $35,618 of financial assets or liabilities utilizing Level 1 inputs as of September 30, 2016.

Level 2 -Inputs to the valuation methodology are other than unadjusted quoted market prices for similar assets and liabilities in active markets, which are either directly or indirectly observable as of the valuation date or can be derived principally from or corroborated by observable market data. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of September 30, 2016.

Level 3 -Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of September 30, 2016.

Assets at Fair Value as of September 30, 2016

	Level 1	Level 2	Level 3	Total
Common Stocks	$ 35,618	$ -	$ -	$ 35,618
Total Assets at Fair Value	$ 35,618	$ -	$ -	$ 35,618

Financial Instruments Not Measured at Fair Value. The carrying amounts of the financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods. However, active markets do not exist for a significant portion of these instruments. For financial instruments where quoted prices for identical assets and liabilities in active markets do not exist, the Company determines fair value based on discounted cash flow analyses and comparable pricing of similar instruments.

The Company uses recently executed transactions, other observable market data such as exchange data, broker/dealer quotes, third-party 'pricing vendors and aggregation services for determining the fair values of financial instruments. The Company assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches to ensure the highest-ranked market data source is used to validate fair value of financial instruments.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

For purposes of this report, the Company has segregated the employee receivable and employee payable account balances from the customer account receivables and payables.

NOTE 6 – DTCC COMMON SHARES

In June of 2015, the company capitalized its mandatory purchase of DTCC common shares. Total cost of the capitalization was $691,670, representing a total of 50.28 shares. In March of 2016, the company was required to purchase an additional .16427 shares for $2,411.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2016:

Furniture and equipment	$	320,481
Computer hardware and software		126,823
		447,304
Less accumulated depreciation and amortization		(243,320)
		203,984

NOTE 8 - STOCKHOLDERS' EQUITY

During the year ended September 30, 2016 the Company had net income of $3,836,929, and paid dividends to stockholders totaling $3,431,714 resulting in a net increase to retained earnings of $405,215. The firm holds 2,247 shares of Treasury Stock at a cost of $59,388.

NOTE 9 RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for Scottsdale Capital which became a related party on March 3, 2011 when Alpine was purchased by the same owner of Scottsdale Capital, in connection with these services. At September 30, 2016, the Company held customer deposits of Scottsdale Capital totaling $6,500,627. Revenue from performing services for Scottsdale Capital for the year ended September 30, 2016 was $958,191 of clearing income, $58,597 of assessment fee income, and $932,822 of other income. Total revenues from Scottsdale and its customers comprise approximately 15.9% of the Company's total revenues for the year ended September 30, 2016.

In 2013, the Company relocated to a building owned by a related party. The Company entered into a 10 year lease agreement with the related party. The lease commenced on November 1, 2012 and was set to expire October 31, 2022. However, the lease was replaced with a new 30 year lease commencing on June 1, 2016. It requires minimum monthly payments of $47,892 with yearly adjustments coinciding with the Consumer Price Index (CPI), with a minimum yearly increase of 5%. Lease payments made to the related party totaled $491,633 during the year ended September 30, 2016 and included $116,633 in additional costs of property taxes and maintenance to the building. A schedule of yearly lease payments (excluding any additional surcharges) is shown below:

Year	Payments
9/30/2017	1,252,849
9/30/2018	1,252,849
9/30/2019	1,252,849
9/30/2020	1,252,849
9/30/2021	1,252,849
Thereafter	30,167,844
Total	37,167,844

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2016, the Company had net capital (calculated on trade date basis) of $1,779,968 which was $1,529,968 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.48 to 1.

NOTE 11 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 12 LINES OF CREDIT

A line of credit, opened with John Hurry (a related party) in 2013, remains in force for up to $2,000,000 with interest rates of 25% per annum with a $1,000 fee per draw. A Senior Promissory Note is also available for $1,000,000 with an interest rate of 36% per annum. Cash of $3,000,000, equal to the two lines of credit, is held by Lakeside Bank for the purpose of immediately funding loan requests. If the Company requests more than the $3,000,000, additional funds will be provided at a rate of 50% per annum with a $2,000 fee per draw. The Senior Promissory Note was used on one occasion during the year to satisfy a Special Reserve deposit on December 29, 2015. It was paid back on January 7, 2016. As of September 30, 2016, there is no amount outstanding on either line.

NOTE 13 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company's statement of financial condition as of September 30, 2016, is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Salt Lake City, Utah.

NOTE 14 COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions. The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases. The Company maintains a thirty year lease commitment for its office facility in Salt Lake City which the landlord may terminate upon adequate notice. None of its office space is sub-leased to any party.

Legal. During the normal course of business, the Company is, from time to time, involved as a defendant in actions alleging violations of securities laws and other legal matters. The Company has assessed these matters and determined that an unfavorable outcome or an outcome resulting in liability to the Company is improbable and/or immaterial.

NOTE 15 SUBSEQUENT EVENTS

Subsequent events related to the financial statements have been evaluated for recording and/or disclosure through the date the financial statements were issued. In December 2016, the building lease term was reduced from a 30 year term to an annual renewable lease. Adjustments to accrued lease payments were made in December 2016. The Company has determined that there are no other material events that require adjustment to the recorded amounts or disclosures.

SUPPLEMENTARY INFORMATION

Schedule I
ALPINE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2016

Computation of Net Capital				
Total ownership equity from Statement of Financial Condition			$	2,919,543
Deduct ownership equity not allowable for net capital				-
Total Ownership Equity Qualified for Net Capital				2,919,543
Deductions and/or charges:				
Total non-allowable assets from Statement of Financial Condition	$	1,099,263		
Aged fail-to-deliver		3,289		
Other deductions and/or charges		5,872		
Total Deductions and/or Charges				(1,108,424)
Net capital before haircuts on securities positions				1,811,119
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
Trading and investment securities - stocks and warrants	$	31,151		
Total Haircuts on Securities				31,151
Net Capital			$	1,779,968
Computation of Basic Net Capital Requirement				
Minimum net capital required			$	176,222
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries				250,000
Net capital requirement (larger of the above)				250,000
Excess net capital			$	1,529,968
Net Capital less the greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries			$	1,479,968
Computation of Aggregate Indebtedness				
Total A.I. liabilities from Statement of Financial Condition			$	2,643,324
Deduct: adjustment based on deposits in Special Reserve Bank Accounts (15c3-1)(c)(1)(vii))				-
Total aggregate indebtedness			$	2,643,324
Ratio of aggregate indebtedness to net capital				1.48 to 1

The firm filed an amended FOCUS report as of September 30, 2016 that varies materially from the original FOCUS report. $694,081 of DTCC Common Stock impairment on the original report was reversed. $115,626 of legal firm retainers were inadvertently included in allowable assets, when rules require prepaid expenses to be classified as non-allowable assets. Also, additional expenses were recognized of 1) $226,050 in lease accounting expense, 2) $52,000 in Compensation Payable (PTO accrual), and 3) $8,910 in write-off to correct a cash account. Accordingly, Net Capital was adjusted to $1,779,968 from the original report of $2,182,554.

Schedule II
ALPINE SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF
CUSTOMER RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2016

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	313,643
Customers' securities fail to receive		11,937
Securities in transfer in excess of 40 calendar days		80
Other		43,760
Total Credit Items		369,420
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions (Settlement date basis of accounting)		130,370
Failed to deliver of customers' securities not older than 30 calendar days		6,350
Total Debit Items		136,720
Reserve Computation		
Excess of total credits over total debits	$	232,700
Amount held on deposit in "Reserve Bank Accounts", including value of qualified securities, at end of reporting period		351,049
Required deposit		None

The firm filed an amended FOCUS report as of September 30, 2016, but there were no significant or material differences between the FOCUS report and the computation above.

Schedule III
ALPINE SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF PAB ACCOUNT RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2016

Credit Balances		
Correspondent broker's clearing deposit free credits	$	284,955
Other		0
Total Credit Items		284,955
Debit Balances		
Debit balances in correspondent firm's accounts representing charges for services and/or client charge backs	$	1,141
Total Debit Items		1,141
Reserve Computation		
Excess of total credits over total debits		283,814
Excess debits over total credits in Customer Reserve calculation	$	0
Amount held on deposit in "Reserve PAB Bank Accounts", including value of qualified securities, at end of reporting period		327,198
Required deposit		None

The firm filed an amended FOCUS report as of September 30, 2016, but there were no significant or material differences between the FOCUS report and the computation above.

Schedule IV
ALPINE SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2016

State the market valuation and number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3. $ -

   A. Number of items 0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. $ -

   A. Number of items 0

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of rule 15c3-3.

   Yes

The firm filed an amended FOCUS report as of September 30, 2016, but there was no significant difference between the FOCUS report and the information listed above.

Haynie & Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Alpine Securities Corporation

We have examined Alpine Securities Corporation's statements, included in the accompanying Compliance Report for the period of October 1, 2015 through September 30, 2016, that (a) Alpine Securities Corporation's internal control over compliance was not effective during the most recent fiscal year ended September 30, 2016; (b) Alpine Securities Corporation's internal control over compliance was not effective as of September 30, 2016; (c) Alpine Securities Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and (d) the information used to state that Alpine Securities Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Alpine Securities Corporation's books and records. Alpine Securities Corporation's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Alpine Securities Corporation with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340, *Customer Account Statements*, of The Financial Industry Regulatory Authority, Inc. (FINRA) that requires account statements to be sent to the customers of Alpine Securities Corporation will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Alpine Securities Corporation's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Alpine Securities Corporation's internal controls over compliance was effective as of and during the most recent fiscal year ended September 30, 2016; Alpine Securities Corporation complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016, was derived from Alpine Securities Corporation's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Alpine Securities Corporation's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Alpine Securities Corporation's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, a material weakness has been identified in Alpine Securities Corporation's internal control over compliance as of and during the fiscal year ended September 30, 2016. As more fully described in the accompanying compliance report, the Company had various exceptions to their compliance controls throughout the year and in the originally submitted year-end calculation that resulted in material adjustments to the firm's capital and reserve formula hindsight deficiencies.

In our opinion, because of the material weakness referred to above, Alpine Securities Corporation's internal control over compliance was not effective as of and during the most recent fiscal year ended September 30, 2016. In our opinion, Alpine Securities Corporation's statements that Alpine Securities Corporation complied with §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and the information used to state that Alpine Securities Corporation was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from Alpine Securities Corporation's books and records are fairly stated, in all material respects.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
January 19, 2017

ALPINE SECURITIES
Stock Brokerage & Investment Company

Compliance Report for the period of October 1, 2015 through September 30, 2016

We as members of management of Alpine Securities Corporation, (the Company) are responsible for complying with 17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers". We are also responsible for establishing and maintaining effective internal control over compliance with 17 C.F.R. § 240.17a-5. We have performed an evaluation of the Company's compliance with the requirements of 17§ 240.17a-5. Based on this evaluation, we assert the following:

- We have established and maintained Internal Control Over Compliance (as defined below) with the Financial Responsibility Rules (as defined below) during the period of October 1, 2015 through September 30, 2016, with three exceptions noted below;

    1. A review of a customer account held by the firm for Macallan Partners LLC disclosed that the account had a debit balance of approximately $660,000 as of October 2, 2015, which was collateralized with non-marketable securities. The majority of the collateral was 130 million shares of one security, ECOS, with a total market value of approximately $1.43 million. This security could not be easily converted into cash due to low trading volume in comparison to the number of shares held in the account. FINRA asserted the firm improperly treated the debit as secured which resulted in a material adjustment to the firm's capital and reserve formula hindsight deficiencies;

    2. In November 2015 the firm's customer credit balances exceeded $1 million requiring them to begin computing a weekly reserve computation. On Tuesday, November 24, 2015, the firm incorrectly performed a reserve computation as of Thursday, November 19. Additionally, the firm disclosed that it did not perform a computation for close of business Friday, November 27;

    3. On Thursday, December 24, approximately $1 million was to be swept to the firm's customer money market sweep program; however, it was not processed by the firm's bank until Monday morning, December 28. As a result, the firm's reserve computation conducted on Monday as of December 24 identified that the firm had to make a deposit of approximately $1.4 million into its reserve bank account by 10 a.m. on Tuesday, December 29. The firm failed to make such deposit until 1 p.m. that day resulting in a reserve hindsight deficiency for approximately three hours.

- The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was ineffective as of the end of the most recent fiscal year ended September 30, 2016 due to a change in treatment of legal retainers in the amount of $115,627 at year-end as non-allowable assets in the net capital calculation in Schedule I;

ALPINE SECURITIES
Stock Brokerage & Investment Company

- The Company was in compliance with 17 C.F.R. § 240.15c3-l and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended September 30, 2016; and
- The information the Company used to assert that the Company was in compliance with 17 C.F.R. § 240.15c3-l and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

For purposes of this assertion, Internal Control over Compliance is defined as internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with the financial responsibility rules will be prevented or detected on a timely basis. The Financial responsibility Rules are defined as 17 C.F.R. § 240.15c3-l, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timelybasis.

January 19, 2017

Chief Financial Officer

39 Exchange Place | Salt Lake City, UT 84111
p (801) 355-5588 | f (801) 355-5742 | toll free (800) 274-5588 | www.alpine-securities.com
Member FINRA/SIPC

Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors of Alpine Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by Alpine Securities Corporation and SIPC, solely to assist you and the other specified parties in evaluating Alpine Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Alpine Securities Corporation's management is responsible for Alpine Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2016 with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and
5) No overpayments were applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
January 19, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

31464 FINRA SEP
ALPINE SECURITIES CORPORATION
39 E EXCHANGE PL
SALT LAKE CITY, UT 84111-2760

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 33,098
B.	Less payment made with SIPC-6 filed (exclude interest) 4/20/16 Date Paid	(16,061)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	17,037
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 17,037

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alpine Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 28 day of Oct, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2015 and ending 9/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,239,366
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 13,239,366
2e. General Assessment @ .0025	$ 33,098

(to page 1, line 2.A.)